Exhibit 4.2

TIM-TNC Telefonia Celular Project
(Brazil)

Finance Contract

between

European Investment Bank

and

Telpe Celular S. A.

Luxembourg, 22nd September 2000

EUROPEAN INVESTMENT BANK

N° Fi:20.731/BR

TIM-TNC TELEFONIA CELULAR PROJECT

     FINANCE CONTRACT

between

EUROPEAN INVESTMENT BANK

and

TELPE CELULAR S.A.

Luxembourg, 22nd September 2000

THIS CONTRACT IS MADE BETWEEN:

     European Investment Bank established at 100, boulevard Konrad Adenauer, Luxembourg, Grand Duchy of Luxembourg, represented by Mr. K. J. ANDREOPOULOS, Deputy General Counsel and Mr. Claudio CORTESE, Director,

hereinafter referred to as the “Bank”

of the first part, and

     Telpe Celular S.A., a joint stock company duly incorporated in the Federative Republic of Brazil, having its principal office at Av. Conde da Boa Vista 800, Recife, State of Pernambuco, Brazil, represented by Mr. Renato IUCOPILLA and Ms. Maria Lucia MOTTA DE AQUINO,

hereinafter referred to as the “Borrower”

     of the second part.

WHEREAS:

1.	The Borrower operates a mobile telephone network in the State of Pernambuco, Brazil, pursuant to a concession contract executed on 4th November 1997 with the Federal Government, represented by the Ministry of Telecommunication, as amended on 31st March 1998 (the “Concession”). Under the Concession, the Borrower has the right to provide telecommunication services in the State of Pernambuco for a period of 15 years ending on 15th May 2009.

2.	The Borrower is controlled by Tele Nordeste Celular Participações S.A. (“TNCP”), a listed company incorporated under the laws of Brazil. As at the date hereof, TNCP owns 95.1% (ninety five point one percent) of the voting shares in the Borrower, and 77.2% (seventy seven point two percent) of its total share capital. 51.8% (fifty one point eight percent) of the voting rights in TNCP are held, directly or indirectly, by Telecom Italia S.p.A. and/or Telecom Italia Mobile S.p.A.

3.	The Borrower, together with the other companies of the TNCP group, have planned to carry out an investment programme to be implemented over the period 1999-2000 in order to expand and digitalise their mobile telephone network (the “Project”) (as more particularly described in the technical description set out in Schedule A. hereto (the “Technical Description”)).

4.	The total cost of the Project is estimated by the Bank to be approximately EUR 300 800 000 (three hundred million and eight hundred thousand euro) and is to be partly financed as follows:

- Own funds	EUR 68 000 000
- Loan from BNDES	EUR 29 600 000
- Other medium-term debt financing	EUR144 660 000

5.	In order to complete the financing of the Project, the Borrower has requested from the Bank a loan in an amount of USD50 000 000

EUR 58 540 000

TOTAL	EUR 300 800 000

6.	Pursuant to the “Acordo-Quadro de Cooperação financeira” signed by the Federative Republic of Brazil and the Bank on 19th December 1994 and ratified by the Decreto Legislativo no. 85 of 30th May 1995 and by the Decreto Legislativo no. 1609 of 28th August 1995 (the “Framework Agreement”), the government of the Federative Republic of Brazil has acknowledged by letter dated 4th July 2000 that the financing granted under this Contract falls within the scope of application of the Framework Agreement.

7.	TNCP and Telecom Italia Mobile S.p.A. have entered into a Technical Assistance Services Agreement dated 1st January 1999 whereby Telecom Italia Mobile S.p.A. agreed to provide certain know-how and technical assistance services to the Borrower (as amended, the “Service Agreement”).

8.	Banque Sudameris S.A., a company registered under French law (the “Guarantor”) has agreed to execute a guarantee in accordance with Article 7.01 of this Contract, through which it undertakes to guarantee and indemnify the Bank for the financial obligations of the Borrower hereunder (the “Guarantee”). Banca Commerciale Italiana S.p.a., a company registered under Italian law (the “Counter-Guarantor”) has agreed to counter-guarantee the performance by the Guarantor of its obligations under the Guarantee (the “Counter-Guarantee”).

9.	TNCP has agreed to execute a guarantee and indemnity agreement in favour of the Bank whereby TNCP undertakes to guarantee and indemnify the Bank for the financial obligations of the Borrower hereunder (the “Guarantee and Indemnity Agreement”).

10.	The Bank, being satisfied that the financing of the Project falls within the scope of its functions and conforms to the aims of the Framework Agreement and having regard to the matters recited above, has decided to give effect to the Borrower’s request by granting to the Borrower a loan in the amount of USD 50 000 000 (fifty million US Dollars).

11.	By resolutions dated 10th March 2000 and 21st August 2000, the Board of Directors (“Conselho de Administração”) of the Borrower has authorised the acceptance of the present credit and Mr. Renato IUCOPILLA and Ms. Maria Lucia MOTTA DE AQUINO are duly authorised to execute this Contract on behalf of the Borrower (see Annex I); it has also been duly certified in the form set out in Annex II that such borrowing is within the corporate powers of the Borrower.

12.	References herein to Articles, Recitals, Schedules and Annexes are references respectively to Articles of, and recitals, schedules and annexes to, this Contract.

NOW THEREFORE it is hereby agreed as follows:

ARTICLE 1
DISBURSEMENT

1.01      Amount of Credit

By this Contract, the Bank establishes in favour of the Borrower and the Borrower accepts a credit of EUR 58 540 000 (fifty eight million and five hundred and forty thousand euro) (the “Credit”), to be disbursed as USD 50 000 000 (fifty million US dollars), to be used exclusively for financing part of the Project.

1.02      Disbursement Procedures

Subject to the fulfilment of the conditions set out in Article 1.04 and to the provisions of Articles 1.06 and 1.07, the Credit shall be disbursed to the Borrower in a single tranche on 5th October 2000. The disbursement by the Bank shall be made to the credit of the account number 10922383 with CITIBANK NA - New York – NY, SWIFT: CITIUS33, ABA: 021000089, Beneficiary: BANCO SUDAMERIS BRASIL S/A.

The Borrower shall be deemed to represent and warrant to the Bank in the terms set out in Schedule B. as at the date of disbursement.

1.03     Currency of Disbursement

Subject to availability, the Bank shall disburse the Credit in US Dollars.

1.04     Conditions of Disbursement

A.     The disbursement of the Credit shall be subject to the fulfilment of the following conditions, to the satisfaction of the Bank, namely that eight (8) days before the date of disbursement, the Bank shall have received:

(a)	a legal opinion in the English language from the Bank Brazilian counsel, in form and substance acceptable to the Bank, stating that (inter alia):

	(i)	this Contract has been validly executed and constitutes valid and binding obligations of the Borrower, enforceable in the Federative Republic of Brazil; and

	(ii)	the Borrower has obtained all necessary exchange control consents, if any, required under Brazilian law to permit the Borrower to receive disbursement of the loan granted hereunder (the “Loan”), to repay the Loan in the currency of disbursement and to pay interest and all other amounts due hereunder;

(b)	a legal opinion in the English language from the Borrower’s counsel, in form and substance acceptable to the Bank, stating that the Concession and any other approval, consent, order, permit, licence or waiver by or from any governmental authority necessary for the Borrower to exploit the Concession and to carry out the Project is in full force and effect;

(c)	evidence, in form and substance satisfactory to it, to the effect that the Borrower has obtained all necessary authorisations to ensure that interest and all other payments due to the Bank hereunder are made without deduction or withholding of any tax, levies and other imposts of any nature whatsoever legally due in the Federative Republic of Brazil;

(d)	a certified true copy of the Borrower’s statutes and by-laws, of the Concession and of the Service Agreement;

(e)	an original copy of the duly executed Guarantee, as well as adequate documentary evidence of the authority of signatories of the Guarantor in form and substance satisfactory to the Bank and a legal opinion from the Guarantor’s legal advisor confirming the due execution of the Guarantee by the Guarantor;

(f)	an original copy of the duly executed Counter-Guarantee, as well as adequate documentary evidence of the authority of signatories of the Counter-Guarantor in form and substance satisfactory to the Bank and a legal opinion from the Counter-Guarantor’s legal advisor confirming the enforceability of the Counter-Guarantee against the Counter-Guarantor;

(g)	evidence, in form and substance satisfactory to it, (i) of the appointment by the Borrower of its Agent for Service and (ii) of the acceptance by the latter of its appointment, in accordance with Article 11.03;

(h)	two (2) original copies of the Guarantee and Indemnity Agreement duly executed by an authorised representative of TNCP in form and substance satisfactory to the Bank, and a legal opinion from the Bank’s Brazilian counsel confirming the validity and enforceability of the Guarantee and Indemnity Agreement in the Federative Republic of Brazil and its enforceability against TNCP; and

(i)	evidence that the Borrower has met all legal fees incurred by the Bank in the negotiation and execution of this Contract, the Guarantee and Indemnity Agreement, the Guarantee and the Counter-Guarantee.

B.     If, to the best of the Borrower’s knowledge, at any moment before the date of disbursement, any of the above conditions is no longer fulfilled, the Borrower shall immediately inform the Bank thereof.

1.05      Deferment Commission

If the disbursement of all or part of the Credit is deferred at the request of the Borrower (with the consent of the Bank) or by reason of non-fulfilment of any of the conditions of disbursement, the Borrower shall pay commission on the amount so deferred at the rate of 1% (one per cent) per annum from the original specified disbursement date to the actual disbursement date or, as the case may be, until annulment or cancellation of the undisbursed portion of the Credit. Any request for deferment must be received by the Bank at least eight (8) days before the original disbursement date. Such commission shall accrue from day to day and shall be payable semi-annually on the dates specified in Article 5.03.

1.06     Annulment

If the cost of the Project falls short of the figure stated in the Recitals, the Bank may, by notice to the Borrower, annul the undisbursed portion of the Credit in proportion to the shortfall.

1.07     Cancellation and Suspension

A.      The Bank may, by notice to the Borrower, in whole or in part, cancel the undisbursed portion of the Credit at any time and with immediate effect:

(a)	following the occurrence and continuation of any event mentioned in Article 10.01 A. or B.; or

(b)	if exceptional circumstances arise which adversely affect the Bank’s access to national or relevant international capital markets; or

(c)	if an Originating Event (as defined in Schedule C.) is, in the opinion of the Bank, imminent or prevailing.

The undisbursed portion of the Credit shall be considered as cancelled if the Bank demands repayment under Article 10.

If the undisbursed portion of the Credit is cancelled (in whole or in part) pursuant to paragraph (a), the Borrower shall pay commission on the amount of such cancelled portion at an annual rate of 0.75% (zero point seven five per cent) per annum calculated from the date hereof to the date of cancellation. Such commission shall be payable in addition to any commission payable under Article 1.05.

B.      Alternatively, the Bank may, by notice to the Borrower, in whole or in part, suspend the undisbursed portion of the Credit, at any time and with immediate effect, if it considers that an event as described in this Article 1.07 has occurred but will be of only temporary effect. The Bank may continue to suspend disbursement for so long as it considers that the situation exists, and may convert suspension into cancellation if it no longer considers that the situation will be of only temporary effect.

C.      The Bank shall be entitled to suspend the disbursement of the Credit, with no commissions or penalties being payable by the Borrower, if the Bank determines that the provisions of Article 7.02 have become applicable to the Guarantor or the Counter-Guarantor, until such time as the Bank determines the relevant remedies as set out in Article 7.02 have been effected to the satisfaction of the Bank.

1.08      Currency of Amounts due under Article 1

Amounts due from the Borrower to the Bank under this Article 1 shall be calculated and payable in euro.

ARTICLE 2
 The Loan

2.01      Amount of the Loan

The loan shall comprise the aggregate in US Dollars of the amounts disbursed by the Bank to the Borrower under this Contract.

2.02      Currency of Account

Interest, principal repayments and other charges payable in respect of the Loan shall be paid by the Borrower under Articles 3, 4 or, as the case may be, Article 10 in US Dollars.

Any other payment shall be made in the currency specified by the Bank, having regard to the currency of the expenditure to be reimbursed by means of the payment in question. If the currency in question is not a currency available to the Bank, payment shall be made in euro at the exchange rate applicable thirty (30) days before the date of payment.

2.03      Notification by the Bank

After disbursement of the Loan, the Bank shall deliver to the Borrower a summary statement showing the amount disbursed, the disbursement date and the interest rate.

ARTICLE 3
Interest

3.01      Rate of Interest

The balance outstanding of the Loan shall bear interest from day to day for each Reference Period (as defined below) at the Interest Rate (as defined below) applicable thereto. Interest shall be payable in respect of each Reference Period (as defined below) on the dates specified in Article 5.03 commencing on the first such date following the date of disbursement.

For the purpose of this Article 3.01:

(a)	“Interest Rate” means the interest rate determined by the Bank for each successive Reference Period (as here below defined) in accordance with procedures from time to time laid down by the Board of Directors of the Bank in relation to loans granted by it at variable interest rates and financed out of Relevant Resources.

The Interest Rate for each Reference Period shall be the rate notified as such by the Bank to the Borrower within ten days following the date of commencement of the Reference Period to which such rate applies.

The Interest Rate applicable to any Reference Period shall not exceed the rate resulting from adding an annual rate of 0.15% (zero point one five per cent) to LIBOR for three-month deposits, as LIBOR is defined in Schedule D. hereto.

However, with regard to the first Reference Period, the interest rate applicable between 5th October 2000 and 15th December 2000 shall be 6.64 % per annum.

(b)	“Reference Period” means a period of three months, commencing on the 15th day of March, June, September and December in each year, save that the first Reference Period shall commence on the date of disbursement; and

(c)	“Relevant Resources” means borrowings denominated in the currency referred to in Article 1.03 and raised on such markets as the Bank may from time to time select for the purpose of funding loans made by it in such currency and at variable interest rates.

3.02      Interest on Overdue Sums

Without prejudice to Article 10 and by way of exception to Article 3.01, interest shall accrue on any overdue sum payable under the terms of this Contract from the due date to the date of payment at a rate calculated as follows:

(a)	for an amount due in USD, at a rate equal to the sum of (i) 2.5% (two point five per cent) per annum and (ii) the rate from time to time applicable to the Loan under Article 3.01; and

(b)	for any other amount, at a rate equal to the sum of (i) 2.5% (two point five per cent) per annum and (ii) the rate of interest charged by the Bank on the due date for loans made in the currency of the relevant amount for a term of eight (8) years.

Such interest shall be payable in the same currency as the overdue sum on which it accrues.

ARTICLE 4
Repayment

4.01      Normal Repayment

The Borrower shall, subject to the provisions of this Contract relating to early repayment, repay the Loan in six (6) equal semi-annual instalments on the dates specified in Article 5.03, in accordance with the terms of the repayment schedule set out in Schedule F., providing for the first repayment to be made on 15th March 2003 and the final repayment to be made on 15th September 2005.

4.02      Voluntary Prepayment

The Borrower may prepay the whole or part of the Loan, together with accrued interest, on the last day of any Reference Period. Prepayment may be effected without penalty, subject to thirty (30) days’ prior written notice to the Bank. The notice shall be irrevocable.

Notwithstanding the above provisions of this Article 4.02, the Borrower shall not be entitled to prepay any part of the Loan during a period when an Originating Event (as defined in Schedule C.) is prevailing or imminent.

4.03      Compulsory Prepayment

A. If at any time the total cost of the Project should fall significantly short of the figure stated in the Recitals, the Bank may in proportion to the shortfall demand prepayment of the Loan.

B.      If the Borrower voluntarily prepays a part or the whole of any other loan originally granted for a term of more than five (5) years, the Bank may demand prepayment of such proportion of the amount of the Loan then outstanding as the prepaid sum bears to the aggregate outstanding amount of all such other loans.

The Bank shall address its demand, if any, to the Borrower within four (4) weeks of receipt of notice under Article 8.02(c)(ii). Any sum demanded by the Bank shall be paid, together with accrued interest, on the date indicated by the Bank, which date shall not precede the date of prepayment of the other loan. Prepayment of a loan by means of a new loan having a term at least as long as the unexpired term of the loan prepaid shall not be considered to be a prepayment.

C.      If the Borrower informs the Bank that a Loss-of-Control Event (as defined below) has occurred or is likely to occur or if the Bank has reasonable cause to believe that a Loss-of-Control Event has occurred or is about to occur, the Bank may demand that the Borrower consult with it. Such consultation shall take place within thirty (30) days from the date of the Bank’s request.

If, after occurrence of the Loss-of-Control Event (as defined below), the Bank is of the reasonable opinion that the Loss-of-Control Event has, or is likely to have, a material adverse effect on the future servicing of the Loan or on the management or operation of the Project, the Bank may require the Borrower to prepay the Loan. The Borrower shall effect payment of the amount demanded on the date specified by the Bank, such date being a date falling not less than thirty (30) days from the date of the demand.

For the purposes of this paragraph, “Loss-of-Control Event” means (i) Telecom Italia S.p.A. and/or Telecom Italia Mobile S.p.A. ceasing to hold (either directly or through intermediary shareholdings) a majority of the ordinary voting share capital of the Borrower.

D.      If the terms of the Concession are modified in any material respect or the Concession ceases to be available to the Borrower in whole or in part with, in either case, the result that the ability of the Borrower to comply with its obligations under this Contract is materially impaired, the Bank may require the Borrower to prepay the Loan.

E.      If a material provision of this Contract, the Guarantee and Indemnity Agreement, the Guarantee or the Counter-Guarantee is repudiated or becomes unlawful or unenforceable or its legality or enforceability is challenged and such challenge is not dismissed or withdrawn within thirty (30) days, the Bank will consult with the Borrower with a view to remedying the actual or presumed illegality or unenforceability (by amending such provision or otherwise). If such resolution is not achieved to the reasonable satisfaction of the Bank within thirty

(30) days of such consultation, the Bank may require the Borrower to prepay the Loan.

F.      If the terms of the Service Agreement are amended in any material respect, or the Service Agreement is terminated or expires and is not renewed, and such amendment, termination or expiry in the view of the Bank materially prejudices the ability of the Borrower to complete the Project or to perform its obligations hereunder, the Bank may require the Borrower to prepay all or part of the Loan.

G.      The Bank may require the prepayment of all or part of the Loan in accordance with Article 7.02.

4.04      General Provisions regarding Prepayment under Article 4

Amounts prepaid under this Article 4 may not be re-borrowed.

In the case of partial prepayment of the Loan under this Article 4, each amount prepaid shall be applied pro rata in reduction of each outstanding instalment.

This Article 4 shall not prejudice Article 10.

ARTICLE 5
 Payments

5.01      Place of Payment

Each sum payable by the Borrower under this Contract shall be paid to the account of the Bank as notified by the Bank to the Borrower. The Bank shall indicate the account not less than fifteen (15) days before the due date for the first payment by the Borrower and shall notify any change of account not less than fifteen (15) days before the date of the first payment to which the change applies.

This period of notice does not apply in the case of payment under Article 10.

5.02      Calculation of Payments relating to a Fraction of a Year

Any amount due by way of principal, interest, commission or otherwise from the Borrower under this Contract, and calculated in respect of any fraction of a year, shall be calculated on the basis of a year of three hundred and sixty (360) days and the number of days elapsed.

5.03      Dates for Payment

Sums due by way of principal and interest shall be payable semi-annually in arrear on the 15th day of March and September in each year.

Payment of any sum due under this Contract in respect of principal or interest on a date that is not a Business Day in New York City shall be made on the nearest preceding Business Day in New York City.

Other sums due hereunder are payable within seven (7) days of receipt by the Borrower of the demand made by the Bank.

A sum due from the Borrower shall be regarded as paid only when it is received by the Bank.

In this Contract a “Business Day” in any place means a day, other than a Saturday or a Sunday, on which banks generally are open for business in that place.

5.04      Exceptional Payment by Means of Local Deposit

A. Should the Borrower be unable, despite its best endeavours, to make a payment to the Bank of any sum due under this Contract due to the occurrence of a Potential NTC Event (as defined in Schedule C.), the Borrower shall:

(a)	promptly notify the Bank of the occurrence of a Potential NTC Event;

(b)	provide the Bank with all supporting evidence in the Borrower’s opinion essential to the Bank in order to establish the occurrence of the Potential NTC Event;

(c)	make a matching Convertible Currency Deposit (as defined below) or, if not permitted by any regulation, order or decree in force in the Federative Republic of Brazil or if the same is otherwise legally unavailable in the territory of the Federative Republic of Brazil, a Local Currency Deposit (as defined below).

Without prejudice to Article 8.03, the Borrower shall provide the Bank with all further information the Bank may reasonably require in order to establish the occurrence of the Potential NTC Event.

B.      Should the Bank, in its discretion, consider that the Borrower, despite its best endeavours, has been unable to make a payment to the Bank of any sum due under this Contract due to the occurrence of a Potential NTC Event, the Bank shall give written notice to the Borrower to this effect within thirty (30) Business Days in Luxembourg upon receipt of the notice from the Borrower pursuant to Article 5.04 A. above.

The Bank may accordingly suspend the Borrower’s payment obligation under this Contract as from the original due date for such payment.

Moreover, the Bank may not exercise its rights under Article 1.06, Article 1.07 or Article 10.01 A.(b) of this Contract on the sole ground of the Borrower’s failure to pay a sum affected by a Potential NTC Event.

Pending suspension of the Borrower’s payment obligation pursuant to this Article 5.04 B., the Local Deposit (as defined below) shall not constitute payment.

C.      Should the Bank, at its discretion, resolve that:

(a)	the Borrower’s payment default was caused by the occurrence of an NTC Event (as defined in Schedule C.); and

(b)	the following conditions are met, namely that:

	(i)	the Borrower continues to face an NTC Event in respect of the sum in question and has done so on a continuous basis since the date of the Borrower’s payment default; and

	(ii)	at all material times the Borrower has diligently used its efforts to make the payment by all legal means available to it,

the Bank shall notify the Borrower as soon as possible after the occurrence of the NTC Event and in any case not later than one hundred and twenty (120) days following the original due date of the payment by the Borrower to the Bank of any sum due under this Contract that:

(i)	the Borrower’s payment default on the original due date was the direct effect of an NTC Event;

(ii)	the Local Deposit (as hereinafter defined) is acknowledged by the Bank as payment pursuant to the terms of this Contract; and

(iii)	the Borrower is discharged from all its payment obligations with regard to the payment concerned by the occurrence of an NTC Event.

D.      Should the Bank determine within the periods referred to in Articles 5.04
B. or 5.04 C. above that it can not give the notices provided for under Article 5.04
B. or 5.04 C. above because the Borrower’s failure to make payment is not due to one of the reasons stated in such Articles 5.04 B. or 5.04 C. or because the conditions set forth in Articles 5.04 B. or 5.04 C. have not been met, as relevant, the Bank shall make demand for payment to the Borrower and the Borrower undertakes to promptly pay in full to the Bank upon such demand all sums that would have been payable but for the Borrower’s initial payment default.

Interest shall accrue on such overdue sums payable under the terms of this Article 5.04 D. from the original due date of payment to the actual date of payment at the rate applicable under Article 3.01 of this Contract; provided that the Borrower undertakes to compensate the Bank in full for any losses suffered by it as a consequence of the Borrower’s initial payment default.

The Bank shall release to the Borrower, within fifteen (15) Business Days in Luxembourg following the date of actual payment by the Borrower under this Article 5.04 D., the Local Deposit and all interest thereupon accrued, net of any commissions, fees and other amounts arising out of the implementation, maintenance and restitution of the Local Deposit.

E.     For the purposes of this Article 5.04, the following terms have the meanings respectively ascribed to them below:

“Local Deposit” means either a Convertible Currency Deposit or a Local Currency Deposit;

“Convertible Currency Deposit” means a deposit:

(a)	either,

	(i)	made irrevocably in favour of the Bank at the Central Bank of Brazil, or any other authority or legal entity entrusted with the functions of a central bank in the territory of the Federative Republic of Brazil which shall from time to time replace it; or

	(ii)	on an account of the Bank opened in the name of the Bank at any other credit institution licensed to exercise banking activities in the Federative Republic of Brazil, as the Bank shall promptly notify to the Borrower upon the latter’s request,

(b)	in an amount in the currency of this Contract or in any other convertible currency acceptable to the Bank equivalent to the sum then due pursuant to this Contract. For the calculation of the sums in such currencies to be deposited, the Bank shall apply the relevant middle-market exchange rate prevailing in the exchange market of such European financial centre for the relevant currency as the Bank shall choose on the due date of such sum, failing which, on the date on which such exchange rate was last available.

“Local Currency Deposit” means a deposit either:

	(i)	made irrevocably in favour of, and freely disposable by, the Bank in the territory of the Federative Republic of Brazil at the Central Bank of Brazil, or any other authority or legal entity entrusted with the functions of a central bank in the territory of the Federative Republic of Brazil which shall from time to time replace it; or

(ii)	on an account of the Bank opened in the name of the Bank at any other credit institution licensed to exercise banking activities in the Federative Republic of Brazil, as the Bank shall promptly notify to the Borrower upon the latter’s request, in an amount in the lawful currency of the Federative Republic of Brazil at the time of the Local Deposit equivalent to the sum then due pursuant to this Contract. For the calculation of the sums in local currency to be deposited, the Bank shall apply the relevant middle-market exchange rate prevailing in the lawful exchange market of the Federative Republic of Brazil on the due date for payment of such sum, failing which, on the date on which such exchange rate was last available.

     ARTICLE 6
Particular Undertakings

6.01      Use of Loan and other Funds

The Borrower shall use the proceeds of the Loan and the other funds mentioned in the financing plan described in the Recitals exclusively for the execution of the Project.

6.02      Completion of the Project

The Borrower undertakes to carry out the Project in accordance with, and to complete it by the date specified in, the Technical Description.

6.03      Increased Cost of the Project

If the cost of the Project exceeds the estimated figure set out in the fourth Recital, the Borrower shall obtain the finance to fund the excess cost without recourse to the Bank, so as to enable the Borrower to complete the Project in accordance with the Technical Description. The Borrower’s plans for funding the excess cost of the Project shall be submitted in a timely manner for the Bank’s approval.

6.04      Tendering Procedure

The Borrower shall purchase goods, procure services and order works for the Project, so far as appropriate and possible and to the satisfaction of the Bank, by international tender open to nationals of all countries.

6.05      Insurance

So long as the Loan is outstanding, the Borrower shall appropriately insure all works and property forming part of the Project in accordance with normal practice for the mobile telecommunications industry, including third party liability coverage, for similar companies in Brazil.

6.06      Maintenance

So long as the Loan is outstanding, the Borrower shall maintain, repair, overhaul and renew all property forming part of the Project as required to keep it in good working order.

6.07      Operation of the Project

So long as the Loan is outstanding, the Borrower shall, unless the Bank shall have consented otherwise in writing, retain title to and possession of substantially all the assets which comprise the Project or, as appropriate, replace and renew such assets and shall maintain the Project in substantially continuous operation in accordance with its original purpose. The Bank may withhold its consent only where the proposed action would prejudice the Bank’s interests as lender to the Borrower in any material respect or would render the Project ineligible for financing by the Bank under its Statute.

6.08      Promissory Note

The Borrower, upon the disbursement of the Credit pursuant to Article 1.02 of this Contract, shall deliver to the Bank a promissory note in the form set out in Schedule E. to this Contract (hereinafter referred to as a “Promissory Note”), duly executed and dated the date of such disbursement and in the same amount of such disbursement, accompanied by the power of attorney authorising its signatories.

6.09      Special undertakings

A.      The Borrower undertakes to obtain:

(i)	within thirty (30) days after the disbursement of the Credit, the submission of this Contract to the Central Bank of Brazil and the registration of this Contract with the appropriate Registry of Titles and Deeds (“Registro de Titulos e Documentos”), and the registration of the Guarantee and Indemnity Agreement and of the Guarantee with the Registry of Titles and Deeds (“Registro de Titulos e Documentos”), each of which with its sworn public translation; and

(ii)	within thirty (30) days after the date of substitution, the registration of any substitution of the Guarantor under the Guarantee pursuant to Article 7.02,

together with its sworn public translation, with the appropriate Registry of Titles and Deeds (“Registro de Titulos e Documentos”) and the submission of such substitution to the Central Bank, or any other authority or legal entity which shall from time to time replace it, in accordance with Law No. 4131 of September 3, 1962 (as amended by Law No. 4390 of August 29, 1964 and subsequent regulations).

Upon registration, the Borrower undertakes to deliver promptly to the Bank an original or a certified true copy of this Contract, the Guarantee and Indemnity Agreement and the Guarantee as registered.

B.      The Borrower undertakes to request:

(i)	within ten (10) business days in Brazil after the date of disbursement, the registration of the disbursement of the Loan by the Central Bank of Brazil, or any other authority or legal entity entrusted with foreign exchange control powers in the territory of the Federative Republic of Brazil which shall from time to time replace it, in accordance with Law No. 4131, of September 3, 1962 (amended by Law No. 4390, of August 29, 1964);

(ii)	the necessary authorisations for any substitution of the Guarantor under the Guarantee pursuant to Article 7.02 hereunder by the Central Bank of Brazil, or any other authority or legal entity entrusted with foreign exchange control powers in the territory of the Federative Republic of Brazil which shall from time to time replace it, in accordance with Law No. 4131 of September 3, 1962. The Borrower undertakes to give its full co-operation to the administrative procedures.

C.      The Borrower undertakes to deliver to the Bank, immediately upon receipt and in any case prior to the making of the first payment due in respect of the Loan, a certified true copy of the “Certificado de Registro”, issued by the Central Bank of Brazil, or any other authority or legal entity entrusted with foreign exchange control powers in the territory of the Federative Republic of Brazil which shall from time to time replace it, pursuant to Law No. 4131 of September 3, 1962, attesting the registration of the disbursement of the Loan made by the Bank.

D.      Upon request by the Bank or by the Central Bank of Brazil, or any other authority or legal entity entrusted with foreign exchange control powers in the territory of the Federative Republic of Brazil which shall from time to time replace it, the Borrower undertakes to file this Contract with the Central Bank of Brazil.

6.10      No assignment of assets and dividend distribution

A.      The Borrower shall not sell, assign, transfer or surrender all or a material part of its assets without the prior written consent of the Bank. For the purposes of this section, “a material part of its assets” shall mean a portion of the Borrower’s net fixed assets which in aggregate exceeds a value equivalent to USD 10 000 000 (ten million United States Dollars) over the life of the Loan.

B.      Except as required by mandatory provisions of law:

(i)	the Borrower may only pay dividends in a given year if such payment does not jeopardise its ability to meet its obligations under this Contract in that year; and

(ii)	in any event, no dividends shall be paid when the Bank has demanded early repayment of the Loan on the grounds of the occurrence of an event specified in Article 10.01.

6.11	Auditing of Financial Statements

The Borrower undertakes, so long as the Loan is outstanding, that it shall ensure that its accounting records clearly and accurately reflect the operations relating to the financing and execution of the Project. Moreover that, so long as the Loan is outstanding, it shall have its annual financial statements (annual report, balance sheet and profit and loss account) audited by an independent internationally reputable auditor acceptable to the Bank.

ARTICLE 7
Security

7.01      Guarantee and Indemnity

The obligations of the Bank hereunder are conditional upon the prior execution and delivery to the Bank of (i) a duly executed Guarantee and Indemnity Agreement in form and substance acceptable to the Bank, whereby TNCP unconditionally guarantees the due performance of the Borrower’s financial obligations under this Contract and grants the Bank an indemnity against all losses, charges and expenses to which the Bank may be subject or which the Bank may incur under or in connection with this Contract, (ii) a duly executed Guarantee in form and substance acceptable to the Bank, whereby the Guarantor unconditionally guarantees the due performance of the Borrower’s financial obligations under this Contract and grants the Bank an indemnity against all losses, charges and expenses to which the Bank may be subject or which the Bank may incur under or in connection with this Contract or the Guarantee and Indemnity Agreement and (iii) a duly executed Counter-Guarantee in form and substance acceptable to the Bank, whereby the Counter-Guarantor unconditionally guarantees the due performance of the Guarantor’s financial obligations under the Guarantee. The Guarantor and the Counter-Guarantor shall be Qualifying Guarantors (as defined below). The Borrower acknowledges and consents to the terms of the Guarantee and Indemnity Agreement, the Guarantee and the Counter-Guarantee.

For the purpose of this Article 7, “Qualifying Guarantor” means a bank or other financial institution which satisfies one of the following conditions:

(a)	at the time of issue of the Guarantee or the Counter-Guarantee, as applicable, it holds a current rating, in respect of its most recent unsecured and unsubordinated medium and long-term issue on any capital market, not lower than: “A+” if the rating is assigned by Standard and Poor’s Corporation; “Al” if the rating is assigned by Moody’s Investors Services Inc.; “A+” if the rating is assigned by Fitch IBCA; or the equivalent rating if the rating is assigned by another international rating agency acceptable to the Bank, and it is otherwise acceptable to the Bank; or

(b)	it is accepted by the Bank in writing.

7.02      Loss of Qualifying Guarantor status

If, at any time while the Loan is outstanding, the Guarantor ceases to be a Qualifying Guarantor or:

(a)	any one rating of the Counter-Guarantor’s most recent unsecured and unsubordinated long term debt is equal to, or lower than:

	-	A, assigned by Standard & Poor’s Ratings Group; or

	-	A2, assigned by Moody’s Investor Services Inc.; or

	-	A, assigned by Fitch IBCA; or

(b)	all of Standard & Poor’s Ratings Group, Moody’s Investor Services Inc. and Fitch IBCA cease to rate the Counter-Guarantor’s unsecured and unsubordinated long term debt; or

(c)	in the reasonable opinion of the Bank, the Guarantor or the Counter- Guarantor has suffered a material adverse change in its financial condition since its becoming a Guarantor or a Counter-Guarantor (as the case may be) or failed to comply (i) with any material non-financial obligation under the Guarantee or the Counter-Guarantee or (ii) with any condition specified in the Bank’s notice of acceptance delivered under Article 7.01(b), the Bank may request that the Borrower (together with the Guarantor and/or the Counter-Guarantor) to consult with it with regard to the implications of such event at the venue specified in the request.

By a notice delivered to the Borrower not earlier than sixteen (16) or later than thirty (30) days from the date of such request, the Bank may demand that the Borrower shall procure that, within a reasonable period specified in such notice, the Guarantor or the Counter-Guarantor (as the case may be):

(i)	shall be substituted under the Guarantee or the Counter-Guarantee (as the case may be) by another Qualifying Guarantor; or

(ii)	shall make, with a bank approved by the Bank, a cash collateral deposit in the currency specified by the Bank in its notice, charged in favour of the Bank on such terms as the Bank may reasonably require, as security for its obligations under the Guarantee or the Counter-Guarantee (as the case may be); or

(iii)	shall have executed other security for the Loan, offering protection equivalent to that given by the cash collateral deposit referred to under paragraph (ii) above, in manner, form and substance acceptable to the Bank.

If none of the foregoing actions is taken as requested, within the period specified by the Bank in its relevant notice and to its satisfaction, the Borrower shall, upon demand by the Bank, immediately prepay to the Bank all or part of the Loan outstanding, together with all unpaid interest accrued to the date of prepayment on the amount prepaid, and any other sums then payable under this Contract in respect of the amount prepaid.

The provisions of this Article 7.02 shall not in any way limit or restrict the right of the Bank to demand prepayment of the Loan pursuant to Article 10.

The non-exercise by the Bank of its right under this Article 7.02 shall not be deemed to be a waiver of the Bank’s rights hereunder.

7.03      Negative Pledge

If the Borrower grants to a third party any security over its assets in respect of any indebtedness, it shall, if so required by the Bank, provide equivalent security to the Bank for the performance of its obligations under this Contract. For the purposes of this paragraph, the term “indebtedness” shall include, but not be limited to, obligations under leasing arrangements, overdrafts, guarantees, credit or deferred purchase arrangements and any other arrangement having the effect of creating similar obligations.

Nothing in the above paragraph shall apply (i) to any vendor’s lien or other encumbrance on land or other assets, where such encumbrance secures only the purchase price or any credit, having a term of not more than twelve months, obtained to finance it, (ii) to any pledge created in favour of the BNDES with the prior written agreement of the Bank or (iii) to any pledge over stocks created to secure any short-term credit.

For the purpose of this Article 7.03, the Borrower declares that none of its property that is material to its business is subject to any encumbrance or any challenge to title, save (a) as granted pursuant to (i), (ii) and (iii) above, (b) as required by law or (c) as provided for under the Concession.

ARTICLE 8
Information

8.01      Information concerning the Project

The Borrower shall:

(a)	deliver to the Bank:

	(i)	every six (6) months, and until the Project is completed, a report on the implementation of the Project;

	(ii)	three (3) months after the completion of the Project, a project completion report;

	(iii)	every year, and until the Loan is repaid, annual reports on the operation of the network, including information on the number of subscribers, acquisition costs, churn and average recurring revenue per user; and

	(iv)	from time to time, any such further document or information concerning the financing, implementation and operation of the Project as the Bank may reasonably require;

(b)	submit for the approval of the Bank without delay any material change to the general plans, timetable, financing or expenditure programme for the Project, by relation to the disclosures made to the Bank prior to the signing of this Contract;

(c)	inform the Bank in good time of any situation which requires the consent of the Bank under Article 6.07; and

(d)	if requested, provide to the Bank a certificate of its insurers showing that its property is insured in a manner and for a value consistent with applicable general practice for similar companies in the mobile telecommunications business in Brazil;

(e)	inform the Bank immediately of any breach, or the allegation of any breach, under any agreement, contract, permit or licence material to the Borrower’s business (including the Concession) relating to the Project; and

(f)	generally inform the Bank of any fact or event known to the Borrower which might substantially prejudice or affect the conditions of execution or operation of the Project.

8.02      Information concerning the Borrower

The Borrower shall:

(a)	deliver to the Bank each year, within one (1) month of publication, its annual report, balance sheet, profit and loss statement and auditor’s report; and

(b)	inform the Bank:

	(i)	immediately of any material alteration to its statute or other constitutional documents, of any substantial change in the ownership of its capital or legal character of its capital and of any actual or expected Loss of Control Event (as defined in Article 4.03);

	(ii)	immediately of any decision made by it for any reason to it to prepay any loan originally granted to it for a term of more than five (5) years or of any fact which obliges it or any demand made to it to prepay any other loan or financial indebtedness;

	(iii)	immediately of any intention on its part to create any security interest over any of its assets in favour of a third party; and

	(iv)	generally of any fact or event which might prevent the fulfilment of any material obligation of the Borrower under this Contract.

8.03      Information on Originating Events

The Borrower shall inform the Bank immediately of the occurrence of an Originating Event (as defined in Schedule C. hereto) of which it is aware.

8.04      Court of Auditors and Visits

(a)	The Borrower acknowledges that the Bank may be obliged to divulge such documents relating to the Borrower and the Project to the Court of Auditors of the European Communities (hereinafter the “Court of Auditors”) as are necessary for the performance of the Court’s task in accordance with the law of the European Communities.

(b)	The Borrower shall permit persons designated by the Bank, who may be accompanied by representatives of the Court of Auditors, to visit the sites, installations and works comprising the Project and to conduct such checks as they may wish. For this purpose, the Borrower shall provide them with all necessary assistance. The Borrower further agrees that upon the occasion of such a visit, the representatives of the Court of Auditors may request the Borrower to provide documents falling within the scope of the first paragraph of this Article.

     ARTICLE 9
Charges and Expenses

9.01      Taxes, Duties and Fees

The Borrower shall pay all taxes, duties, fees and other impositions of whatsoever nature, including stamp duty and registration fees, arising out of the execution or implementation of this Contract or any related document and in the creation of any security for the Loan.

The Borrower shall pay all principal, interest, commission and other amounts due under this Contract gross without deduction or withholding on account of any national or local impositions whatsoever.

9.02      Other Charges

The Borrower shall bear any professional, banking, transfer, registration or exchange costs incurred in the execution or implementation of this Contract or any related document and in the creation of any security for the Loan.

ARTICLE 10
 Prepayment Upon An Event Of Default

10.01      Right to demand Repayment

The Borrower shall repay the Loan or any part thereof, together with accrued interest and other accrued sums, forthwith upon demand being made therefor by the Bank:

A.     immediately:

(a)	if any information or document (other than any projections) given to the Bank by or on behalf of the Borrower in connection with the negotiation of this Contract or during its lifetime, except to the extent such information has been supplemented or corrected, proves to have been incorrect in any material particular;

(b)	if the Borrower fails on the due date to repay any part of the Loan, to pay interest thereon or to make any other payment to the Bank as herein provided;

(c)	if an order is made by a court of competent jurisdiction or an effective resolution is passed for the winding up of the Borrower or if the net worth of the Borrower is reduced by a substantial amount, or if the Borrower is declared insolvent by a court of competent jurisdiction or ceases or resolves to cease to carry on the whole or any performance of the Court’s task in accordance with the law of the European Communities.

(d)	The Borrower shall permit persons designated by the Bank, who may be accompanied by representatives of the Court of Auditors, to visit the sites, installations and works comprising the Project and to conduct such checks as they may wish. For this purpose, the Borrower shall provide them with all necessary assistance. The Borrower further agrees that upon the occasion of such a visit, the representatives of the Court of Auditors may request the Borrower to provide documents falling within the scope of the first paragraph of this Article.

     ARTICLE 9
Charges and Expenses

9.01      Taxes, Duties and Fees

The Borrower shall pay all taxes, duties, fees and other impositions of whatsoever nature, including stamp duty and registration fees, arising out of the execution or implementation of this Contract or any related document and in the creation of any security for the Loan.

The Borrower shall pay all principal, interest, commission and other amounts due under this Contract gross without deduction or withholding on account of any national or local impositions whatsoever.

9.02      Other Charges

The Borrower shall bear any professional, banking, transfer, registration or exchange costs incurred in the execution or implementation of this Contract or any related document and in the creation of any security for the Loan.

ARTICLE 10
 Prepayment Upon An Event Of Default

10.01     Right to demand Repayment

The Borrower shall repay the Loan or any part thereof, together with accrued interest and other accrued sums, forthwith upon demand being made therefor by the Bank:

A.     immediately:

(a)	if any information or document (other than any projections) given to the Bank by or on behalf of the Borrower in connection with the negotiation of this Contract or during its lifetime, except to the extent such information has been supplemented or corrected, proves to have been incorrect in any material particular;

(b)	if the Borrower fails on the due date to repay any part of the Loan, to pay interest thereon or to make any other payment to the Bank as herein provided;

(c)	if an order is made by a court of competent jurisdiction or an effective resolution is passed for the winding up of the Borrower or if the net worth of the Borrower is reduced by a substantial amount, or if the Borrower is declared insolvent by a court of competent jurisdiction or ceases or resolves to cease to carry on the whole or any substantial part of its business or activities, save as part of a reconstruction or amalgamation previously consented to by the Bank;

(d)	(i) if, whether by decision of a court of competent jurisdiction or by any competent administrative authority, an encumbrancer takes possession of, or a receiver, liquidator, administrator or person with similar powers is appointed over, the whole or any substantial part of the assets or business of the Borrower or if the Borrower petitions for the appointment of an administrator; (ii) if any distress, execution, sequestration or other process is levied or enforced upon or sued out against a material part of the property of the Borrower by a court of competent jurisdiction or by any competent administrative authority; or (iii) if generally any event occurs or step is taken which is likely to jeopardise the servicing of the Loan by the Borrower or adversely affects any security therefor;

(e)	if, following any default by the Borrower in relation thereto and after any applicable grace period has expired, the Borrower is or could be required to prepay or discharge ahead of maturity any other material loan or obligation arising out of any financial transaction (including, but not limited to, the financial transaction relating to the Project);

(f)	if the Borrower defaults in the performance of any obligation in respect of any other loan granted by the Bank from the resources of the Bank or of the European Community;

(g)	if any representation or warranty contained in Schedule B. is incorrect when made in any material respect;

(h)	if the Guarantee and/or the Counter-Guarantee ceases to be valid and enforceable;

(i)	if the Guarantee and Indemnity Agreement ceases to be valid and enforceable; or

(j)	if any of the events listed in paragraphs (c) or (d) above occurs with respect to the Guarantor or the Counter-Guarantor, or if the Guarantor or the Counter-Guarantor is in breach with any of its financial obligations under the Guarantee or the Counter-Guarantee, as the case may be, unless the Borrower shall have procured prior to the happening of such event the replacement of the Guarantor or the Counter-Guarantor (as the case may be) by another Qualifying Guarantor;

(k)	if any of the events listed in paragraphs (c), (d) or (e) above occurs with respect to TNCP, or if TNCP is in breach with any of its obligations (including compliance with financial ratios) under the Guarantee and Indemnity Agreement.

B.      upon expiry of a reasonable period of time specified in a notice served by the Bank on the Borrower, without the matter being remedied to the reasonable satisfaction of the Bank:

(a)	if the Borrower fails to comply with any material obligation under this Contract other than one mentioned in Article 10.01 A.(b); or

(b)	if any material fact stated in the Recitals substantially alters or proves to be erroneous and if the alteration or error either prejudices the interests of the Bank as lender to the Borrower or adversely affects the implementation or operation of the Project.

10.02      Other Rights at Law

Article 10.01 shall not restrict any other right of the Bank at law to demand repayment of the Loan.

10.03      Damages

In the case of demand for prepayment under Article 10.01 of an amount of the Loan, the Borrower shall pay to the Bank an amount calculated as at the date of the demand at an annual rate of 0.25% (zero point two five per cent) from the date of the demand to the respective date on which each instalment of the amount demanded would have been repayable but for the making of the demand.

10.04      Non-Waiver

No failure or delay by the Bank in exercising any of its rights under this Article 10 shall be construed as a waiver of such right.

10.05      Application of Sums Received

Sums received following a demand under this Article 10 shall be applied first in payment of damages, commission and interest in that order and secondly in reduction of outstanding instalments of principal in inverse order of maturity.

     ARTICLE 11
Law and Jurisdiction

11.01      Law

This Contract shall be governed by, and construed in accordance with, the laws of England.

11.02      Jurisdiction

The parties hereto submit to the jurisdiction of the High Court of Justice in England (the “Court”) and all disputes concerning this Contract shall be submitted to the Court. A decision of the Court given pursuant to this Article 11.02 shall be conclusive and binding on the parties without restriction or reservation.

11.03      The Borrower’s Agent for Service

The Borrower appoints Law Debenture Corporate Services, Ltd. whose current address is Princes House, 95 Gresham Street, London EC2V 7LY, to be its agent for the purpose of accepting service on its behalf of any writ, notice, order, judgement or other legal process.

11.04      Waiver of immunity

To the fullest extent permitted by law, the Borrower hereby irrevocably agrees that no immunity (to the extent that it may at any time exist) from any proceedings, from attachment (with due regard to restrictions imposed by the Concession), whether in aid of execution, before judgement or otherwise, of its assets or from execution of judgement shall be claimed by it or on its behalf or with respect to its assets, any such immunity being irrevocably waived.

The Borrower hereby irrevocably agrees that it and its assets are, and shall be, subject to such proceedings, attachment or execution in respect of its obligations under this Contract, and consents to such proceedings, attachment or execution.

11.05      Evidence of Sums due

In any legal action arising out of this Contract the certificate of the Bank as to any amount due to the Bank under this Contract shall be prima facie evidence of such amount.

11.06      Subrogation of the European Community

To the extent such consent is necessary, the Borrower hereby expressly and irrevocably consent to the subrogation of the European Community to the Bank’s rights in relation to the Borrower under this Contract or the novation of the Bank’s rights as lender under this Contract to the European Community.

ARTICLE 12
Miscellaneous

12.01      Notices

Save as provided in Article 11.03, notices and other communications given hereunder by one party to this Contract to the other shall be sent to its respective address set out below, or to such other address as it shall have previously notified to the former in writing as its new address for such purpose:

- for the Bank:	100, boulevard Konrad Adenauer
L-2950 Luxembourg

- for the Borrower:	Av. Conde da Boa Vista 800,
2 andar
50060-004 Recife
State of Pernambuco, Brazil

12.02      Form of Notice

Notices and other communications, for which fixed periods are laid down in this Contract or which themselves fix periods binding on the addressee, shall be served by hand delivery, registered letter, internationally recognised courier services, telex or any other means of transmission which affords evidence of receipt by the addressee. The date of registration or, as the case may be, the stated date of receipt of transmission, shall be conclusive for the determination of a period.

12.03      Invalidity

If any provision hereof is invalid, such invalidity shall not prejudice any other provision hereof.

12.04      Assignment

The Borrower may not assign any of its rights or obligations under this Contract.

12.05      Third Party Rights

A person who is not a party to this Contract has no rights under the Contract (Rights of Third Parties) Act 1999 to enforce any term of this Contract.

12.06      Recitals, Schedules and Annexes

The Recitals and the following Schedules form part of this Contract:

— Schedule A.	Technical Description
— Schedule B.	Representations and Warranties
— Schedule C.	Definition of Originating Event
— Schedule D.	Definition of LIBOR
— Schedule E.	Form of Promissory Note
— Schedule F.	Amortisation table

The following Annexes are attached hereto:

- Annex I	Resolution of the Board of Directors
and Authority of Signatory
- Annex II	Certificate of Borrowing Powers

IN WITNESS WHEREOF the parties hereto have caused this Contract to be executed in four originals in the English language.

This Finance Contract has been initialled by Mr. Jean-Luc REVEREAULT, Legal Counsel, on behalf of the Bank and by Ms. Lara RIBEIRO PIAU, Law Manager, on behalf of the Borrower.

Signed for and on behalf of	Signed for and on behalf of
§EUROPEAN INVESTMENT BANK	TELPE CELULAR S.A

J. ANDREOPOULOS	C. CORTESE	R. IUCOPILLA	M. L. MOTTA DE AQUINO

this 22nd day of September 2000, at Luxembourg

The undersigned Paul FRIEDERS, notary residing in Luxembourg, hereby certifies that this document was signed in his presence by Mr. K. J. ANDREOPOULOS and Mr. C. CORTESE for and on behalf of EUROPEAN INVESTMENT BANK and by Mr. R. IUCOPILLA and Ms M. L. MOTTA DE AQUINO on behalf of TELPE CELULAR S.A.

Luxembourg, 22nd September 2000

Matthias ZÖLLNER	Philippe SZYMCZAK
Witness	Witness